ALLIANZ SE HAS CLAIMED CONFIDENTIAL TREAMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

February 7, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz Aktiengesellschaft

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing in response to Comment 1 contained in the September 26, 2006 letter from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”) filed April 6, 2006 and certain documents incorporated therein by reference of Allianz SE (“Allianz”). We previously provided our responses to the Staff’s Comments 2 through 23 in our letter dated November 29, 2006.

We appreciate the Staff’s careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated Comment 1 in full and in bold type, which is followed by Allianz’s response.

General

1.	We note from public sources and your websites that you may have operations in, or contracts with, Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Iran and Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism.

Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Syria, including through subsidiaries, affiliates, representative offices, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies operating in Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designated to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

As described below, Allianz and its consolidated subsidiaries (the “Allianz Group”) do not have any material operations in either Iran or Syria (together, the “Subject Countries”). Any Allianz Group transactions, operations or relationships involving the Subject Countries are limited in scope and, we believe, are immaterial from the perspective of the Allianz Group’s revenues, assets or liabilities. Accordingly, we do not believe that any specific disclosure in our Annual Report on Form 20-F regarding the Subject Countries is warranted.

Operations in the Subject Countries

The Allianz Group conducts limited insurance, banking and asset management operations in, or involving, the Subject Countries and has no physical presence in the Subject Countries, except for a small representative office of our banking subsidiary, Dresdner Bank, which is based in Tehran, Iran, as described below under “B. Banking Operations”.

A. Insurance Operations

The Allianz Group has underwritten a limited number of in-force property-casualty insurance policies for counterparties based in the Subject Countries, primarily in the ocean hull, aviation, engineering and reinsurance lines of business. Certain of such policies are, to Allianz’s knowledge, for Iranian state-owned insureds.

The Allianz Group also underwrites insurance policies for multinational corporate clients (which are not based in the Subject Countries) that provide for worldwide insurance coverage in respect of their global operations, which may, in some instances, include their operations in the Subject Countries. Given the broad scope of these agreements, Allianz generally has no control over whether such insurance policies cover risks associated with activities related to a particular country, including any Subject Country (e.g., Allianz may provide general cargo insurance to a customer but has no control over whether the cargo insurance applies to a shipment of goods to Iran, as opposed to Japan). Under these agreements, however, our multinational corporate clients may also seek to secure project-specific insurance coverage prior to launching a particular project in a given country, including, in certain instances, projects based in a Subject Country. In these situations, Allianz knows the risk insured may be located in a Subject Country and designs its insurance coverage accordingly within the framework of these broad agreements.

In addition, one of our subsidiaries, Euler Hermes Kreditversicherungs AG (“Euler Hermes”), serves as a trustee for the German Federal Republic government’s export insurance program. As trustees and pursuant to a government mandate, Euler Hermes and another private insurer manage this export insurance program, which provides insurance coverage to qualifying German companies engaged in export activities to various destinations, including, in certain instances, to the Subject Countries. The Allianz Group, however, retains no insurance risk in connection with these arrangements.

Our life/health insurance segment also currently has life insurance policies in place for individual insureds who were resident in Germany when the policy was written and are currently resident in the Subject Countries.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

For the ten months ended October 31, 2006, our aggregate premiums written from insurance business in the Subject Countries1 is estimated to amount to [***] (or [***] of the Allianz Group’s total income for the nine months ended September 30, 2006), with approximately [***] relating to activities in Iran and approximately [***] relating to activities in Syria.2 As of October 31, 2006, assets related to the Allianz Group’s insurance operations in the Subject Countries were less than [***] ([***] relative to the Allianz Group’s total assets as of September 30, 2006), and the Allianz Group recorded [***] claims related to these policies as of that date.3

B. Banking Operations

Through its subsidiary, Dresdner Bank, the Allianz Group provides limited banking services to customers in the Subject Countries. Dresdner Bank’s activities consist primarily of trade-related loans in the form of letters of credit to financial institutions based in the Subject Countries and trade financing for general commercial purposes. In addition, Dresdner Bank provides limited other banking services to customers based in the Subject Countries in the areas of private wealth management, global corporate banking and capital markets.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

In recent years and in accordance with the Global Sanctions Policy4 that Dresdner Bank adopted in 2006, Dresdner Bank [*** CONFIDENTIAL INFORMATION HAS BEEN

[1]

For purposes of the figures presented, insurance business in the Subject Countries consists of policies where the insured counterparty was located in one of the Subject Countries or the risk was identifiable as existing in one of the Subject Countries.

[2]

Although all figures in this response are stated in US dollars for the sake of consistency, that does not mean that the underlying relationships in this letter are conducted or involve transactions in US dollars. Exchange rates used to convert into US dollars are published rates and represent the same rates used by the Allianz Group for its external financial reports.

[3]	[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

[4]

Dresdner Bank’s Global Sanctions Policy (the “Policy”) is designed to help ensure that the Dresdner Bank Group manages its exposure to sanction risks and implements measures to mitigate such risks. The Policy provides the Dresdner Bank Group with standards and a managerial framework for compliance with applicable laws and regulations that limit or prohibit business and business relationships with certain third parties.

OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.] and has ceased providing USD payment transfer services to Iranian counterparties.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

We estimate that, for the year ended December 31, 2005, the Allianz Group’s banking revenues from activities involving the Subject Countries5 amounted to less than [***], or [***] of the Allianz Group’s total income. For the nine months ended September 30, 2006, banking revenues are estimated to amount to approximately [***] (or [***] of the Allianz Group’s total income for the nine months ended September 30, 2006) and are not expected to exceed [***] for the year ended December 31, 2006. [***]

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

As of September 30, 2006, assets related to the Allianz Group’s banking activities with customers6 in the Subject Countries amounted to approximately [***] ([***] of the Allianz Group’s total assets as of September 30, 2006). These assets were backed by collateral located outside the Subject Countries, in the amount of approximately [***]. As of December 31, 2005, assets related to the Allianz Group’s banking activities with customers6 in Iran and Syria amounted to approximately [***] and approximately [***], respectively ([***] and [***], respectively, of the Allianz Group’s total assets as of December 31, 2005). These assets were also backed by collateral located outside the Subject Countries, in the amount of approximately [***].

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

The Allianz Group recorded liabilities arising from deposits from Iranian and Syrian customers amounting to approximately [***] and approximately [***], respectively, as of September 30, 2006 ([***] and [***], respectively, of the Allianz Group’s total liabilities as of September 30, 2006). As of December 31, 2005, liabilities arising from deposits from Iranian and Syrian customers amounted to approximately [***] and [***], respectively ([***] and [***], respectively, of the Allianz Group’s total liabilities as of December 31, 2005).

[5]

For purposes of the figures presented, banking revenues from activities involving the Subject Countries consist of revenues from direct business with customers domiciled in the Subject Countries, business with European subsidiaries of companies based in the Subject Countries and, in the documentary/letter of credit business, customers located outside the Subject Countries with import/export relations to the Subject Countries.

[6]

For purposes of the figures presented, “assets related to the Allianz Group’s banking activities with customers” in the Subject Countries consist primarily of loans, receivables and other claims and excludes assets under management.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

As of October 31, 2006, Dresdner Bank’s Private Wealth Management division held assets under management from Subject Country customers amounting to approximately [***], or [***] of the Allianz Group’s total third-party assets under management as of September 30, 2006.

C. Asset Management Operations

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Materiality Analysis

As discussed above, the Allianz Group’s business operations involving the Subject Countries are not material in terms of revenue, assets or liabilities. Allianz further believes that qualitative factors do not render its operations in the Subject Countries material. In reaching this conclusion, Allianz has considered the nature of its operations in the Subject Countries, as well as the potential reputational impact and potential impact on the value of its publicly traded shares of dealing with the Subject Countries in assessing whether such transactions should be disclosed in its filings with the Staff.

Furthermore, as you note in your letter, a small number of state legislatures have passed legislation regarding investment by their state retirement funds in companies with ties to sanctioned countries. It is not apparent that the laws cited as evidence of investor sentiment would prohibit investment in Allianz. For example, the Arizona and Louisiana laws require a report to the legislature regarding state pension fund investments in certain countries, but do not prohibit or limit those investments. The Pennsylvania law requires an annual assessment as to whether any financial firm or asset manager used by certain public funds have procedures designed to assess global security risk of their investments, and requires the asset manager to report to the legislature on the portfolio companies that have ties to or do business in the terrorist-sponsoring nations and the steps it has taken to deal with these investments. Nothing in the law, however, requires divestiture, and it would be unlikely to present negative implications for firms like Allianz that have limited exposure to the countries in question. In Missouri, screening of state pension funds is not a legal requirement, but represents a policy adopted by the State Treasurer, has only been implemented on a limited basis, and would only prohibit investment in firms that are known to sponsor terrorism or governments that sponsor terrorism. Although the Commission has noted some interest by a limited number of state legislatures in companies doing business in the Subject Countries, we believe that our activities in the Subject Countries are conducted pursuant to procedures intended to ensure that they fully comply with applicable law, and accordingly we do not believe that these statutes and policies would be a material cause of concern to investors.

On the basis of our consideration of both quantitative and qualitative factors, we do not believe our activities in the Subject Countries, either individually or in the aggregate, constitute a material investment risk for our securityholders.

*             *             *

In connection with Allianz’s responses to the Staff’s questions, Allianz hereby acknowledges the following: Allianz is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Allianz may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the 2005 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet Chief Financial Officer

cc:	Vanessa Robertson James Atkinson (Securities and Exchange Commission)

Dr. Reinhard Preusche Dr. Peter Hemeling Burkhard Keese (Allianz SE)

William D. Torchiana (Sullivan & Cromwell LLP)